SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Gaia, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

36269P104
(CUSIP Number)

James Colquhoun,
1 Carwoola Crescent, Mooloolaba
QLD 4557 Australia, +61450617975

June 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 36269P104

1	NAMES OF REPORTING PERSONS
James Colquhoun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
875,294

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
875,294

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
875,294

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 36269P104

1	NAMES OF REPORTING PERSONS
Laurentine Frederika Alexandra ten Bosch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
871,719

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
871,719

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
871,719

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of Class A Common Stock (the “Shares”) of Gaia, Inc., a Colorado corporation (“Gaia”).  Gaia’s principal executive office is located at 833 West South Boulder Road, Louisville, Colorado 80027.

Item 2.	Identity and Background

This Statement is being filed by (i) James Colquhoun, by virtue of his roles as a director of JCLTB No 1 Pty Ltd (the “Trustee”) as the trustee of the Colquhoun Ten Bosch Family Trust U/A/D 6/12/2013 (the “Family Trust”) and as a director of Food Matters Holdings Pty Ltd (“FM Holdings”) as the trustee of the Food Matters Holdings Unit Trust U/A/D 6/12/2013 (the “FM Trust”), and (ii) Laurentine Frederika Alexandra ten Bosch, by virtue of her roles as a director of the Trustee of the Family Trust and as a director of FM Holdings the trustee of the FM Trust.  Mr. Colquhoun and Ms. ten Bosch are collectively the "Reporting Persons" and individually a "Reporting Person

The Family Trust is an Australian trust.  The Trustee is an Australian proprietary limited company.  Mr. Colquhoun and Ms. ten Bosch are each citizens of Australia. Each of the Reporting Persons’ principal business office is located at 208/45 Brisbane Road, Mooloolaba, Queensland, AU 4557.

The Family Trust is principally engaged in the business of holding Shares. The Trustee is principally engaged in acting as the Family Trust’s trustee. Mr. Colquhoun is principally engaged in acting as a founder and Chief Executive Officer of Food Matters International Pty Ltd, a digital media and production company. Ms. ten Bosch is principally engaged in acting as a founder of and filmmaker and author for Food Matters International Pty Ltd.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trustee acquired the Shares for the benefit of the beneficiaries of the Family Trust as reported in Item 5 in consideration of the sale of the shares in Food Matters TV Pty Ltd to Gaia on June 19, 2019. The FM Holdings acquired the Shares for the benefit of the unitholders of the FM Trust as reported in Item 5 in consideration of the sale of the shares in Food Matters TV IP Pty Ltd to Gaia on June 24, 2019.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares reported in Item 5 in order to acquire an equity interest in Gaia. The Reporting Persons intend to continuously review their investment in Gaia.  Depending upon their evaluation of the Gaia’s prospects and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and general stock market and economic conditions), Mr. Colquhoun and Ms. ten Bosch may from time to time acquire additional Shares, and the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person. Any such additional purchases of the Shares may be in open market or privately negotiated transactions or otherwise or may be issued in consideration of Mr. Colquhoun’s service as a director of Gaia, and any such additional sales of the Shares may be in open market or privately negotiated transactions or otherwise.

Except as otherwise described in this statement on Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Gaia, or the disposition of securities of Gaia; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Gaia or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Gaia or any of its subsidiaries; (d) any change in the present Board of Directors or management of Gaia, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Gaia; (f) any other material change in Gaia’s business or corporate structure; (g) any changes in Gaia’s charter or by-laws or other actions which may impede the acquisition or control of Gaia by any person; (h) causing a class of securities of Gaia to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Gaia to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The Trustee owns 751,050 Shares for the benefit of the beneficiaries of the Family Trust, approximately 4.9% of the outstanding Shares as of April 28, 2022. Of such Shares, 404,891 were acquired on June 1, 2019 in connection with the sale of shares in in Food Matters TV Pty Ltd described in Item 3; 206,542 were acquired on June 18, 2020 upon conversion of a promissory note issued in connection with such sale; and 139,617 were acquired on June 18, 2020 in connection with an earnout resulting from such sale. The Trustee has the power to vote and power to dispose of such Shares by virtue of its role as trustee of the Family Trust. Mr. Colquhoun and Ms. ten Bosch each have the power to vote and dispose of such Shares by virtue of their roles as directors of the Trustee.  No other person has the power to direct the receipt of dividends or the proceeds from the sale of Shares.  By virtue of the relationships described under Item 2, each of the Mr. Colquhoun and Ms. ten Bosch may be deemed to indirectly beneficially own the Shares held by the Trustee in its capacity as trustee of the Family Trust.

The FM Trust directly beneficially owns 120,669 Shares, approximately 0.8% of the outstanding Shares as of April 28, 2022. Of such Shares, 79,941 were acquired on June 24, 2019 in connection with the sale of shares in Food Matters TV IP Pty Ltd described in Item 3, and 40,728 were acquired on June 18, 2020 upon conversion of a promissory note issued in connection with such sale. Mr. Colquhoun and Ms. ten Bosch each have the power to vote and dispose of such Shares by virtue of their roles as directors of FM Holdings, which is the trustee of the FM Trust.  No other person has the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.  By virtue of the relationships described under Item 2, each of the Mr. Colquhoun and Ms. Ten Bosch may be deemed to indirectly beneficially own the Shares held by FM Holdings as trustee for the FM Trust.

Mr. Colquhoun was issued 3,575 Gaia restricted share units on April 29, 2021 in connection with his service as a director of Gaia. These units were vested at Gaia’s annual shareholders meeting on April 28, 2022 which entitled Mr Colquhoun with the direct ownership of 3,575 Shares.

Mr Colquhoun was issued a further 8,488 Gaia restricted share units on April 28, 2022 in connection with his service as a director of Gaia. Such units will vest on Gaia’s annual shareholders meeting in 2023 and within 60 days after vesting, will entitle Mr Colquhoun to receive one Share for each unit held.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Gaia, including but not limited to transfer or voting of any of the securities of Gaia, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Restricted Stock Units Award Agreement provides for certain vesting and other restrictions on the restricted share units awarded pursuant to such agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.  Form of Restricted Stock Unit Awards Agreement under Gaia’s 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Gaia’s Form 10-K filed February 24, 2020 (No. 000-27517)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2022

/s/ James Colquhoun
James Colquhoun, as director of JCLTB No 1 Pty Ltd, trustee of the Colquhoun Ten Bosch Family Trust, and as director of Food Matters Holdings Pty Ltd, trustee of the Food Matters Holdings Unit Trust

Date: May 12, 2022

/s/ Laurentine Frederika Alexandra ten Bosch

Laurentine Frederika Alexandra ten Bosch, as director of JCLTB No 1 Pty Ltd, trustee of the Colquhoun Ten Bosch Family Trust, and as director of Food Matters Holdings Pty Ltd, trustee of the Food Matters Holdings Unit Trust